[*****] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by CarGurus, Inc. with respect to portions of this letter.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by the Company
in connection with Registration Statement on

Form S-1 filed September 15, 2017 (File No. 333-220495)

September 22, 2017

FOIA Confidential Treatment Request
The entity requesting confidential treatment is
CarGurus, Inc.
2 Canal Park, 4th Floor
Cambridge, MA 02141
Attn: Jason Trevisan, Chief Financial Officer
Telephone: (617) 354-0068

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Lindsey

Re:	CarGurus, Inc.
Registration Statement on Form S-1
Filed September 15, 2017
File No. 333-220495

Dear Ms. Lindsey:

Rule 83 Confidential Treatment Request by CarGurus, Inc.

This letter is being supplementally furnished on behalf of CarGurus, Inc. (the “Company”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-220495) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2017. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock-based compensation expense and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the Company’s initial public offering (the “IPO”) have communicated to the Company that they currently expect the proposed price range for the Company’s Class A common stock to be $[*****] to $[*****] per share, with a midpoint of $[*****] per share (the “Midpoint Price”). In addition, the Company will narrow the above range to a $2.00 range that will be reflected in the preliminary prospectus filed with the Commission prior to the commencement of the roadshow.

Confidential Treatment Request

Due to the commercially sensitive nature of the information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be

[*****] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by CarGurus, Inc. with respect to portions of this letter.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by the Company
in connection with Registration Statement on

Form S-1 filed September 15, 2017 (File No. 333-220495)

maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Michael Conza, the responsible representative, is c/o Morgan, Lewis & Bockius LLP, One Federal Street, Boston, Massachusetts 02110, telephone number (617) 951-8459.

Common Stock Valuation Methodologies

As disclosed in the Registration Statement, the Company’s board of directors has historically determined the fair value of its common stock after taking into account third-party contemporaneous valuations that were prepared in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which prescribes several valuation approaches for determining the value of an enterprise, such as cost, market and income approaches.

For the December 31, 2016, March 31, 2017 and June 30, 2017 valuations, the Company used a hybrid method, which is a combination of a probability weighted expected return method (“PWERM”) and an option pricing method (“OPM”).  The hybrid method is useful when certain discrete future outcomes can be predicted, but also accounts for uncertainty regarding the timing or likelihood of specific alternative exit events.

The PWERM methodology relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, such as an IPO, non-IPO scenarios, and a merger or sale are weighted based on the Company’s estimate of the probability of each scenario. In the Company’s application of the hybrid method, it considered an IPO scenario under the PWERM framework, and a non-IPO scenario modeled using an OPM to reflect the full distribution of possible non-IPO outcomes. The OPM treats the rights of the holders of preferred and common stock as equivalent to that of call options on any value of the enterprise above certain break points of the value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. The value of the common stock can be determined by estimating the value of its portion of each of these call rights.

[*****] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by CarGurus, Inc. with respect to portions of this letter.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by the Company
in connection with Registration Statement on

Form S-1 filed September 15, 2017 (File No. 333-220495)

Estimated Offering Price Range

The Company’s board of directors determined that the fair value of the Company’s common stock was, as of the following respective grant dates: $5.54 per share on January 18, 2017 and $6.89 per share on May 4, 2017. The grant prices were determined to be the fair market value of the Company’s common stock at each date of grant, based in part on the contemporaneous third-party valuations as of December 31, 2016 and March 31, 2017, respectively. The Company’s board of directors concluded that it was appropriate to rely on the December 31, 2016 valuation analysis for purposes of the January 18, 2017 grants and to rely on the March 31, 2017 valuation analysis for purposes of the May 4, 2017 grants because there were no significant changes to the business, including the Company’s forecasted financial results, and no significant changes to market conditions, between the dates of the valuations and the dates of the respective grants. Additionally, the Company’s board of directors determined that the fair value of the Company’s common stock as of June 30, 2017 was $11.48 per share based on a contemporaneous third-party valuation of its common stock.

The following response is a quantitative and qualitative analysis explaining the difference between the valuations used by the Company on the January 18, 2017 and May 4, 2017 grant dates, the Company’s most recent valuation on June 30, 2017 and the estimated offering price of the IPO.  However, in simplistic terms, the largest differences between the valuations used for the January 18, 2017 and May 4, 2017 grants and the June 30, 2017 valuation are the continuously increasing probability weighting of the IPO as the Company has progressed through the IPO process, particularly in connection with the Company’s confidential submission of the Form S-1 with the Commission on June 22, 2017 (the “Confidential Submission”).  The largest differences between the June 30, 2017 valuation and the Midpoint Price are the removal of other potential scenarios besides an IPO that were probability weighted in the most recent valuation and the lack of a marketability discount that was applied in the most recent valuation.

The Company advises the Staff that the increase in valuation between the Company’s most recent valuation on June 30, 2017 and the estimated fair value of the restricted stock units granted in January 2017 and May 2017 is primarily a result of the following factors:

•                                          The most recent valuation of the Company’s common stock as of June 30, 2017 reflects a probability factor of 80% for an IPO scenario. This is an increase from a probability factor of 60% used in the March 31, 2017 valuation and from a factor of 50% used in the December 31, 2016 valuation. The increase in the probability factor of an IPO for the June 30, 2017 valuation is primarily a result of the Confidential Submission which was made on June 22, 2017. This submission was viewed as a significant milestone in the Company’s IPO process and reflected an increase in the overall likelihood of an IPO occurring. The 10% increase in the probability of an IPO occurring between the December 31, 2016 and March 31, 2017 valuations is a result of the Company taking formal steps to begin drafting the Form S-1 and engaging specialists in preparation for the filing. The Company

[*****] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by CarGurus, Inc. with respect to portions of this letter.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by the Company
in connection with Registration Statement on

Form S-1 filed September 15, 2017 (File No. 333-220495)

believes that the December 31, 2016 and March 31, 2017 valuations provide a reasonable fair value basis for the January 2017 and May 2017 grants, respectively, because they are reflective of the Company’s best estimate of an IPO occurring at that time. The primary factors that led to the increase in the IPO factor probability for both the March 2017 and June 2017 valuations, respectively, were not established at the time of the January 2017 and May 2017 grants, respectively, and thus should not be reflected in the fair value of those grants;

•                                          The June 30, 2017 valuation reflects a 7.6% marketability discount for an IPO scenario as compared to a marketability discount of 15.1% used in the March 31, 2017 valuation and an 18.1% marketability discount used in the December 31, 2016 valuation. The decrease in the marketability discount used for an IPO scenario in these valuations is reflective of an increased likelihood of an IPO as discussed above;

•                                          The multiple of capital-to-revenue for publicly traded companies was increased to the median value in the June 30, 2017 valuation. For the December 31, 2016 and March 31, 2017 valuations, a multiple below the median was used. The Company determined that increasing the multiple of capital-to-revenue to be the median value in the June 30, 2017 valuation was reasonable because the Company took a substantial step toward an IPO with the submission of the Confidential Submission on June 22, 2017;

•                                          The Company’s overall performance, inclusive of monthly revenue, net new monthly recurring listing revenue, headcount and active worldwide customer accounts, continually increased between the December 31, 2016, March 31, 2017 and June 30, 2017 valuations; and

•                                          The general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies continued to improve between the December 31, 2016, March 31, 2017 and June 30, 2017 valuations, which had an increasingly favorable impact on the valuations.

Several quantitative and qualitative factors contributed to the difference between the Company’s most recent valuations of its common stock and the Midpoint Price. The Company advises the Staff that it believes that the difference between the Midpoint Price and the June 2017, March 2017 and December 2016 valuations is a result of the following factors, among others:

•                                          An analysis of the typical valuations seen in recent IPOs in the Company’s industry;

[*****] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by CarGurus, Inc. with respect to portions of this letter.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by the Company
in connection with Registration Statement on

Form S-1 filed September 15, 2017 (File No. 333-220495)

•                                          The general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                                          An assumption that there would be a receptive public trading market for the Company’s common stock; and

•                                          An assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company and the underwriters.

In addition, the Company believes that the difference between the Midpoint Price and the Company’s estimation of the fair value of its common stock in June 2017, March 2017 and December 2016 was primarily the result of the following subsequent events and circumstances:

•                                          The Company’s convertible preferred stock currently has economic rights and preferences superior to its common stock. The estimated offering price range assumes the conversion of all the Company’s convertible preferred stock upon the closing of its IPO into common stock and the corresponding elimination of such superior economic rights and preferences. The historical valuations performed in June 2017, March 2017 and December 2016 included the effect of having preferred stock outstanding and thus resulted in a lower valuation of common stock relative to the estimated offering price range;

•                                          The completion of an IPO is expected to result in significant benefits to the Company, including (i) a substantial increase in the Company’s cash due to the net proceeds from the IPO, (ii) an improved ability to raise financing going forward at a lower cost of capital and (iii) an increase in the attractiveness of the Company’s common stock for purposes of compensating employees and for potential issuances in connection with strategic transactions;

•                                          The continuous expansion of the Company’s customer base, increased adoption of its products within its existing customer base, improved operating and financial performance and favorable business conditions over the respective periods;

•                                          The anticipated price range for the IPO necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock at the respective valuation dates. In addition, as noted above, the June 30, 2017 valuation included an IPO probability weighting of 80%, whereas the estimated offering price range assumes that the IPO has occurred; and

[*****] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by CarGurus, Inc. with respect to portions of this letter.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by the Company
in connection with Registration Statement on

Form S-1 filed September 15, 2017 (File No. 333-220495)

•                                          The price that investors may be willing to pay in the IPO may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

The information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ from the information in the actual preliminary prospectus filed by the Company in connection with the IPO. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all requisite information, other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the actual price range which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

In conclusion, the Company respectfully submits that the valuations used in connection with the January 18, 2017 and May 4, 2017 equity grants and the difference between the latest valuation and the estimated IPO price (i.e., the Midpoint Price) are both reasonable in light of the considerations outlined above.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 951-8459.

Sincerely,

/s/ Michael A. Conza

Michael A. Conza
Morgan, Lewis & Bockius LLP

cc:	Langley Steinert, CarGurus, Inc.
Jason Trevisan, CarGurus, Inc.
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP